Filed Pursuant To Rule 433

Registration No. 333-217785

October 20, 2017

Behind State Street’s Aggressive Fee Revamp

Posted to etf.com October 18, 2017

Cinthia Murphy

State Street Global Advisors made a dramatic move this week in the race to the bottom of ETF fees. It debuted the SPDR Portfolio ETFs, a lineup of 15 existing ETFs repackaged at much lower cost. These funds—three of which also had their underlying benchmarks replaced by in-house indices, and all of which got new tickers—are now some of the cheapest in their respective segments. They are also all offered commission-free at TD Ameritrade. Nick Good, co-head of the Global SPDR business, tells us why SSGA is shaking things up.

ETF.com: What drove you to make this move and debut the SPDR Portfolio ETFs now?

Nick Good: We’ve been looking at this for some time. Our clients have been asking us to do this; they wanted us in this space. They wanted more choice from a provider that wasn’t going to compete with them. That’s been a long-term strategic goal to be successful and be able to cover the whole of our clients’ portfolios.

The issue we saw was, if you simply launched funds into this space, they wouldn’t get traction. No one was going to buy a fund with no liquidity and no assets in it, even if cheaper. It was important to look for a partner who could help us in doing this, and the impetus really came from TD Ameritrade.

TDA wanted to relaunch and expand its commission-free platform, and we engaged with them to have SPDRs provide the core ultralow-cost offering at the center of the platform. The recognition that we could do this with existing funds so we wouldn’t have to launch any new ones meant we had a credible offering on day one.

As we were doing this, we also said, “Look, if this is going to be a core approach, then we need to make these as effective as they can be for buy-and-hold investors.” We worked hard to get the cost as low as we can.

But we also changed the share price. The ETFs went to share splits, which means that all of these are about $30. And it’s been surprising how positive that has been for us.

We also simplified the naming convention, so it’s much easier for someone who looks at these funds to know exactly what they are.

ETF.com: You said clients wanted more choice from a provider that would not compete with them. Is that what drove the decision to join with TDA as opposed to, say, Schwab?

Good: The reason we chose TDA is because they wanted an open-source platform. They didn’t want to have their own funds. They like the separation of issuer from distributor.

And it’s a really strong platform. It’s much more about the RIA support. We don’t believe in going direct to consumer, that’s not who we are. We believe the advisor is central. TDA feels the same.

But it’s not just TDA advisors that have been asking for this. Whether it’s Morgan Stanley or Merrill Lynch or independent broker-dealer advisors or other RIAs, across the board, we keep hearing the same message of “we want to do more business with SPDR; help make it easy for us to do that.” That sort of impetus was really what drove all of this.

ETF.com: The biggest cut was to the emerging market ETF, now the SPDR Portfolio Emerging Markets ETF (SPEM), which saw its fee cut some 80%. You’re giving some of these ETFs away practically for free. Do you expect enough scale going forward to make up for the $11-plus million in fees you’re giving up with this move? Or is the idea to bring investors in to other pricier ETFs?

Good: Each one of these ETFs is profitable at the current prices. We spent an awful lot of time and work getting into the underlying pieces of each one of these to really drive out as much cost as we can. It’s not just the obvious stuff; it’s getting into things like how the prospectuses are printed, that sort of thing. We can actually offer all of these profitably. And those cost savings actually offset the majority of those direct revenue losses.

Obviously we’re doing this because we believe they can grow. And 62% of flows in the first half of the year went into low-cost ETFs that were aimed at the buy-and-hold investor. It’s an important part of what we need to offer.

ETF.com: You changed the index on three ETFs, going from Russell to SPDR benchmarks. State Street already self-indexed three other ETFs—the SPDR SSGA U.S. Small Cap Low Volatility Index ETF (SMLV), the SPDR SSGA U.S. Large Cap Low Volatility Index ETF (LGLV) and the SPDR SSGA Gender Diversity Index ETF (SHE). Why self-index? Was it the only way to really bring down costs?

Good: No. Our preference, first and foremost, is to work with index providers where we can make it work. They provide a lot of value. And particularly for the bigger, more well-known benchmarks, there’s a real importance with that.

In these cases, with those three index providers originally—Russell, S&P and Bloomberg—all three were excellent partners. The reality is we’re looking at how we wanted these funds to be positioned for the buy-and-hold investor.

In many cases, if we could work with the index provider to get them to price points that worked, that was great; but if we couldn’t, then we would look at a self-indexing option.

But it’s a trade-off. There are plenty of people who want certain benchmarks, and they’re willing to pay for that. In these, we’re looking to get them down to very low price points. In some cases, we were able to do that with the index provider, and in some cases. we weren’t.

ETF.com: Why weren’t the SPDR S&P 500 ETF Trust (SPY) and the SPDR Gold Trust (GLD) on this list? In the case of SPY, the competing iShares Core S&P 500 ETF (IVV), Vanguard S&P 500 ETF (VOO) and Schwab U.S. Large-Cap ETF (SCHX) all are cheaper. In the case of GLD, the iShares Gold Trust (IAU) is almost 40% cheaper.

Good: There are a few reasons. The primary one is, whilst these funds are widely held by buy-and-hold investors, they have incredible liquidity. SPY, for example, has traded at penny spreads every single day for 12 years.

That can’t be said of its main competitors. Investors are willing to pay for that. We’re still talking about 9 basis points. It’s not exactly breaking the bank. But there’s a real value there.

Recognizing that there were some for whom the benchmark was less important and price was the predominant factor, we wanted to offer them something that was a very low-price, retail-oriented ETF. For those who may want to trade it even once a year, SPY sits there and has this incredible liquidity, and for that, 9 basis points is a very reasonable fee.

The same is mostly true of GLD. There are clearly other factors at play. Both of these weren’t funds that were going to end up on the commission-free platform with TDA.

GLD is a very highly traded fund, with an awful lot of liquidity. We continue to see solid inflows into it. We look at it as a big, institutionally targeted fund that, whilst retail advisors and others use it because of its liquidity, they’re willing to pay for that additional liquidity.

But we’ll continue to look at this lineup in the future.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.